OAKLAND CHAPTER, LLC

SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

The Board of Directors of:

Oakland Chapter, LLC
59 Grand Ave
Oakland CA 94612

1. **Background.** The undersigned understands that Oakland Chapter, LLC, a California limited liability company (the "***Company***"), is conducting an offering (the "***Offering***") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "***Securities Act***") and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C of the Company that has been filed by the Company with the Securities and Exchange Commission and is being made available on the Wefunder crowdfunding portal's (the "***Portal***") website, as the same may be amended from time to time (the "***Form C***") and the Offering Statement, which is included therein (the "***Offering Statement***"). The Company is offering to both accredited and non-accredited investors ("Investor") up to 9,600 units of its Preferred Units, $0.00001 par value per Unit (each a "***Unit***" and, collectively, the "***Units***" or "***Securities***") at a purchase price of $100.00 per Unit; provided, however, that if the undersigned has an active Wefunder VIP Membership or subscribes on or before the date on which the Company raises $300,000.00 in the Offering, then the undersigned will receive (i) a discount of 16.67%, which will reduce the purchase price to $83.33333 (such purchase price whether with or without the discount, the "***Purchase Price***"), and (ii) a $3,333,333 pre-money valuation instead of a $4,000,000 pre-money valuation. The minimum amount or target amount to be raised in the Offering is $50,000.00 (the "***Target Offering Amount***") and the maximum amount to be raised in the Offering is $800,000.00 (the "***Maximum Offering Amount***"). If the Offering is oversubscribed beyond the Target Offering Amount, the Company will sell Units on a basis to be determined by the Company's management. The Company is offering the Units to prospective investors through the Portal. The Portal is registered with the Securities and Exchange Commission (the "***SEC***") as a funding portal

and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a commission equal to 7.9% of gross monies raised in the Offering. Investors should carefully review the Form C and the accompanying Offering Statement, which are available on the website of the Portal at www.wefunder.com.

2. **Subscription**.
    a. *Terms*. Subject to the terms of this Subscription Agreement (the "***Agreement***") and the Form C and related Offering Statement, the undersigned hereby subscribes to purchase the number of Units equal to the quotient of the undersigned's subscription amount as indicated through the Portal's platform divided by the Purchase Price and shall pay the aggregate Purchase Price in the manner specified in the Form C and Offering Statement and as per the directions of the Portal through the Portal's website. Such subscription shall be deemed to be accepted by the Company only when this Agreement is countersigned on the Company's behalf. No investor may subscribe for a Unit in the Offering after the Offering campaign deadline as specified in the Offering Statement and on the Portal's website (the "***Offering Deadline***").
    b. *Acceptance*. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers. Notwithstanding anything in this Agreement to the contrary, the Company shall have no obligation to issue any of the Securities to any person who is a resident of a jurisdiction in which the issuance of Securities to such person would constitute a violation of the securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "***State Securities Laws***").
    c. *Payment*. Payment for the Securities shall be received by the Company from the undersigned by wire transfer of immediately available funds or other means approved by the Company, processed through the Portal's qualified third-party, at or prior to the Closing, for the aggregate Purchase Price for the number of Units such Subscriber is purchasing.
    d. *Units Subject to the Operating Agreement.* The Units are at all times subject to the terms of the Company's current Second Amended and Restated Operating Agreement, which shall be executed by the Investor.

3. **Closing**.
    a. *Closing*. Subject to Section 3(b), the closing of the sale and purchase of the Units pursuant to this Agreement (the "***Closing***") shall take place through the Portal within five (5) Business Days after the Offering Deadline (the "***Closing Date***").
    b. *Closing Conditions*. The Closing is conditioned upon satisfaction of all the following conditions:
        i. prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Units in an aggregate investment amount of at least the Target Offering Amount;

ii. at the time of the Closing, the Company shall have received into the escrow account established with the Portal and the escrow agent in cleared funds, and is accepting, subscriptions for Units having an aggregate investment amount of at least the Target Offering Amount; and

iii. the representations and warranties of the Company contained in Section 7 hereof and of the undersigned contained in Section 5 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

4. **Termination of the Offering; Other Offerings**. The undersigned understands that the Company may terminate the Offering at any time. The undersigned further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

5. **Subscriber Representations**. The undersigned represents and warrants to the Company and the Company's agents as follows:
   a. The undersigned understands and accepts that the purchase of the Units involves various risks, including the risks outlined in the Form C, the accompanying Offering Statement, and in this Agreement. The undersigned can bear the economic risk of this investment and can afford a complete loss thereof; the undersigned has sufficient liquid assets to pay the full purchase price for the Units; and the undersigned has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the undersigned's investment in the Company.
   b. The undersigned acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to the undersigned by the Company or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of the purchase of the Units.
   c. Including the amount set forth on the signature page hereto, in the past 12-month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.
   d. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Units. It is understood that information and explanations related to the terms and conditions of the Units provided in the Form C and accompanying Offering Statement or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Units, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Units. The undersigned acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Units for purposes of determining the undersigned's authority or suitability to invest in the Units.
   e. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C and accompanying Offering Statement. The undersigned has had access to such

information concerning the Company and the Units as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Units.

f. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

g. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Units, without interest thereon, to the undersigned.

h. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Units or made any finding or determination concerning the fairness or advisability of this investment.

i. The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of investment in the Units or (ii) made any representation to the undersigned regarding the legality of an investment in the Units under applicable legal investment or similar laws or regulations. In deciding to purchase the Units, the undersigned is not relying on the advice or recommendations of the Company, the Portal or any of their respective affiliates, and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Units is suitable and appropriate for the undersigned. The undersigned acknowledges that any projections, forecasts, or estimates provided by the Company or through the Portal are speculative and based on assumptions that may not be realized.

j. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Units. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Units and the consequences of this Agreement. The undersigned has considered the suitability of the Units as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Units and its authority to invest in the Units. The undersigned confirms that they have received all the information they consider necessary or appropriate for deciding whether to purchase the Units and have had the opportunity to ask questions and receive answers from the Company (through the Portal) regarding the terms and conditions of the Offering and the business, operations, and financial condition of the Company. The undersigned acknowledges that they have read and understand the risk factors related to the investment as outlined in the Form C and accompanying Offering Statement.

k. The undersigned acknowledges that they have been advised to consult with their own tax advisor regarding the tax consequences of the investment and that the Company or the Portal or any of their affiliates or representatives have not provided any tax advice.
l. The undersigned is acquiring the Units solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Units. The undersigned understands that the Units have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information provided by the undersigned to the Company or the Portal) for the purpose of determining whether this transaction meets the requirements for such exemptions.
m. The undersigned understands that the Units are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the undersigned may dispose of the Units only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Units, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Units become freely transferable, a secondary or public market in the Units may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Units for an indefinite period of time.
n. The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Units or any interest therein or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding. The undersigned acknowledges that any breach of this provision may result in the initiation of appropriate legal proceedings against the undersigned.
o. If the undersigned is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the undersigned hereby represents and warrants to the Company that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Units or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Units, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Units. The undersigned's subscription and payment for and continued beneficial ownership of the Units will not violate any applicable securities or other laws of the undersigned's jurisdiction.

p. The Company reserves the right to restrict or terminate the Investor's communications, access, or participation in updates or communications with the Company if, in the sole discretion of the Company the Investor engages in abusive, harassing, defamatory, or disruptive conduct, or otherwise acts in bad faith or contrary to the spirit of passive investment of the Company. The Investor acknowledges that such determination may be made unilaterally and without appeal.

q. Notwithstanding anything to the contrary in the Amended and Restated Operating Agreement of the Company, the Investor acknowledges and agrees that, unless and until the Investor owns more than five percent (5%) of the issued and outstanding Membership Interests of the Company, the Investor shall have no right to receive, review, or inspect any financial statements, business plans, trade secrets, proprietary data, or other confidential information regarding the Company, whether under statute, common law, or otherwise ; provided, however, that the Company shall comply, and shall cause any affiliated special purpose vehicle ("SPV") to comply, with all reporting and disclosure obligations under Regulation Crowdfunding, including the filing of Form C, Form C-AR, and any other reports required by law. All Investors shall have access to information required to be provided pursuant to Regulation Crowdfunding and the rules promulgated thereunder. Any limitation set forth in this Section shall apply solely to information beyond what is required to be disclosed by applicable law or regulation.

r. Notwithstanding anything to the contrary in the Second Amended and Restated Operating Agreement, the Investor acknowledges and agrees that the Units being purchased pursuant to this Agreement are non-voting and do not carry any rights to participate in the management or control of the Company. The Investor further understands and accepts that, except as required by California law or the Company's Operating Agreement, the Units confer no right to vote on Company matters, including elections of managers, amendments to the Operating Agreement, or any other actions requiring member approval. Accordingly, investors should understand that they will have no ability to influence the governance or management of the Company through the Units purchased in this Offering, and this lack of voting rights represents a material limitation on the rights associated with the investment.

s. Investor further agrees that they shall not, individually or collectively with other investors, seek to influence Company management, operations, or decision-making, and expressly waive any right to request meetings, resolutions, or inquiries unless explicitly provided for under applicable law.

6. **HIGH RISK INVESTMENT. THE UNDERSIGNED UNDERSTANDS THAT AN INVESTMENT IN THE UNITS INVOLVES A HIGH DEGREE OF RISK.** The undersigned acknowledges that (a) any projections, forecasts or estimates as may have been provided to the undersigned are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects

which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "***IRS***"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the undersigned has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

7. **Company Representations**. The undersigned understands that upon issuance of to the undersigned of any Units, the Company will be deemed to have made following representations and warranties to the undersigned as of the date of such issuance:
    a. *Corporate Power*. The Company has been duly organized as a limited liability company under the laws of the State of California and, has all requisite legal and corporate power and authority to conduct its business as currently being conducted and to issue and sell the Units to the undersigned pursuant to this Agreement.
    b. *Enforceability*. This Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.
    c. *Valid Issuance*. The Units, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Agreement, the Second Amended and Restated Operating Agreement, or under applicable state and federal securities laws and liens or encumbrances created by or imposed by a subscriber.
    d. *No Conflict*. The execution, delivery and performance of and compliance with this Agreement and the issuance of the Units will not result in any violation of, or conflict with, or constitute a default under, the Second Amended and Restated Operating Agreement, as amended, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company. If any such violations, conflicts, or defaults occur, it is the responsibility of the Company to resolve the issue immediately. The Company acknowledges that the Portal, and any of its affiliates, or any member, manager, or employee thereof, shall not be liable in connection with such violations, conflicts, or defaults.
    e. *No Class Action.* The Investor agrees that any claims or disputes arising from this Agreement or relating to the Company shall be resolved on an individual basis only. The Investor waives any right to participate in a class action, collective

action, or derivative action, whether as a class representative, class member, or derivative plaintiff.

f. *No Fiduciary Duty.* The Investor acknowledges and agrees that the Company and its managers, officers, employees, and agents do not owe the Investor any fiduciary duties or obligations beyond those expressly set forth in this Agreement or required under applicable law. The Investor expressly waives any claim to the contrary.
g. *No Proxy, Aggregation, or Inspection Rights.* The Investor agrees not to assign, proxy, or aggregate their Units for purposes of voting or otherwise acting collectively with other investors. The Investor shall not have any right to inspect the books and records of the Company, unless required by California law and only if holding more than five percent (5%) of all outstanding membership interests.
h. *Confidentiality.* The Investor agrees not to make any knowingly false or misleading public statements about the Company or its securities. Nothing in this Section shall restrict or limit any statements required or permitted under applicable law, including Regulation Crowdfunding, nor limit any investor's rights to communicate with regulators, law enforcement, or other investors as permitted by law.

8. **Indemnification**. The undersigned agrees to indemnify and hold harmless the Company and its directors, officers and agents (including legal counsel) from any and all damages, losses, costs and expenses (including reasonable attorneys' fees) that they, or any of them, may incur by reason of the undersigned's failure, or alleged failure, to fulfill any of the terms and conditions of this subscription or by reason of the undersigned's breach of any of the undersigned's representations and warranties contained herein.
9. **Market Stand-Off.** If so requested by the Company or any representative of the underwriters (the "***Managing Underwriter***") in connection with any underwritten or Regulation A+ offering of securities of the Company under the Securities Act, the undersigned (including any successor or assign) shall not sell or otherwise transfer any Units or other securities of the Company during the 30- day period preceding and the 270-day period following the effective date of a registration or offering statement of the Company filed under the Securities Act for such public offering or Regulation A+ offering or underwriting (or such shorter period as may be requested by the Managing Underwriter and agreed to by the Company) (the "***Market Standoff Period***"). The Company may impose stop-transfer instructions with respect to securities subject to the foregoing restrictions until the end of such Market Standoff Period.
10. **General Provisions**

a. *Obligations Irrevocable.* Following the Closing, the obligations of the undersigned shall be irrevocable.
b. *Legend.* The certificates, book entry or other form of notation representing the Units sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Units were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.
c. *Notices.* All notices or other communications given or made hereunder shall be in writing and shall be mailed, by registered or certified mail, return receipt requested, postage prepaid or otherwise actually delivered, to the undersigned's

address provided to the Portal or to the Company at the address set forth at the beginning of this Agreement, or such other place as the undersigned or the Company from time to time designate in writing. However, The Investor acknowledges and agrees that, except as expressly required by applicable law or the Company's Operating Agreement, the Investor shall have no right to request, demand, or initiate communications with the Company, its managers, officers, employees, or agents regarding the business, affairs, financial condition, or operations of the Company. The Company shall have no obligation to respond to any inquiries or requests from the Investor that are not expressly permitted by governing documents or California law.

d. *Governing Law*. Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of California without regard to the principles of conflicts of laws.

e. *Arbitration*. Any dispute, claim, or controversy arising out of or relating to this Agreement shall be resolved by arbitration administered by JAMS pursuant to its Comprehensive Arbitration Rules and Procedures. The arbitration shall be conducted by a single arbitrator in the city of the Company's principal place of business, applying California law. Each party shall bear its own costs and expenses, including legal fees, unless the arbitrator awards costs to the prevailing party. The arbitration proceedings and any related information shall remain confidential, except as required by law or to enforce an award. The arbitrator's decision shall be final and binding, with judgment enforceable in any competent court. By agreeing to arbitration, the parties waive their right to a jury trial, except for seeking provisional remedies or injunctive relief in court to protect rights pending arbitration.

f. *Entire Agreement*. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

g. *Waiver, Amendment*. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

h. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

i. *Invalidity of Specific Provisions*. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement.

j. *Titles and Subtitles*. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.
k. *Counterparts*. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
l. *Electronic Execution and Delivery*. A digital reproduction, portable document format (".pdf") or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.
m. *Binding Effect*. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.
n. *Survival*. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.
o. *Notification of Changes*. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Units pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

(*Signature Page Follows*)

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE].

Number of Units: [UNITS]

Aggregate Purchase Price: $[AMOUNT]

COMPANY:

Oakland Chapter LLC

Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):

By: ______________________________

SUBSCRIBER:

[ENTITY NAME]

By: *Investor Signature*

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited